News Release
B2Gold Reports Strong Third Quarter 2017 Results;
New Fekola Mine Achieves First Gold Pour on October 7, 2017 & Gold Production of 40,286 Ounces to
October 31st during Ramp-up Phase;
Commercial Production at Fekola Anticipated by End of November

Vancouver, November 7, 2017 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the three and nine months ended September 30, 2017. The Company previously released its gold production and gold revenue results for the third quarter of 2017 (see news release dated 10/13/17). All dollar figures are in United States dollars unless otherwise indicated. In addition, the Company is pleased to announce that the ramp up to full scale production at the Fekola Mine is ahead of schedule with gold production well above budget in September and October. The Company now expects the Fekola Mine to achieve commercial production by the end of November.

2017 Third Quarter Highlights

•

Consolidated gold production of 135,628 ounces, including 6,340 ounces of pre-commercial gold in- circuit production from Fekola, exceeding (original) budget by 2% (or 2,254 ounces) and reforecast production by 15% (or 17,372 ounces)

•	Consolidated gold revenue of $154.1 million on sales of 121,597 ounces at an average price of $1,267 per ounce
•	Otjikoto Mine achieved record quarterly production of 55,151 ounces
•	Fekola Mine construction completed, and processing of ore commenced more than three months ahead of schedule, in September 2017
•	First gold pour at the Fekola Mine achieved on October 7, 2017
•

In October 2017, subsequent to the third quarter, the Fekola Mine produced 33,946 ounces of gold in the month (significantly surpassing budget of 15,100 ounces) and is now expected to achieve commercial production (four months ahead of original schedule) by the end of November

•	Consolidated cash operating costs (see “Non-IFRS Measures”) of $563 per ounce, $28 per ounce (or 5%) below budget
•

Consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of $921 per ounce, $66 per ounce (or 8%) above budget, due to the timing of capital expenditures, but year-to-date AISC of $927 per ounce remained well below budget

•	Cash flow from operating activities (after non-cash working capital changes) of $41.8 million ($0.04 per share)
•	Strong cash position of $89.7 million at quarter-end combined with additional liquidity of $175 million available for draw down on the Company’s upsized corporate revolving credit facility

•

In July 2017, the Masbate operations were presented with the Philippine Department of Environment and Natural Resources’ (“DENR”) prestigious Saringaya Award for its contribution to environmental protection, conservation and management in the regions surrounding the Masbate Mine

•	In July 2017, the Company secured a $500 million upsized corporate revolving credit facility, representing a $75 million increase from the existing facility
•

For full-year 2017, the Company is on track to meet the high end of its revised annual consolidated production guidance range of between 530,000 and 570,000 ounces of gold and be at the lower end of its guidance ranges for cash operating costs (of between $610 to $650 per ounce) and AISC (of between $940 to $970 per ounce)

•

2018 outlook provides for dramatic production growth of approximately 70%, with the planned first full year of production from the Fekola Mine, consolidated annual gold production is expected to increase significantly to between 925,000 and 975,000 ounces with cash operating costs and AISC expected to decrease and be approximately $525 per ounce and $800 per ounce, respectively

2017 Third Quarter and First Nine Months Operational Results

Consolidated gold production in the third quarter of 2017 was 135,628 ounces, including 6,340 ounces of pre-commercial production from the newly constructed Fekola Mine in Mali (attributable to the increase in its gold in-circuit inventory in September), exceeding (original) budget by 2% (or 2,254 ounces) and reforecast production by 15% (or 17,372 ounces). The better than budgeted and reforecast consolidated gold production reflects the continued very strong operational performances of both the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia as well as the successful early start-up of the Fekola Mine in September (see “Operations” section below).

On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of schedule. Commissioning of the mill is ongoing and is expected to ramp up quickly to achieve commercial production by the end of November 2017, four months ahead of the original schedule. The Fekola mill started processing ore on September 24, 2017, and treated 57,695 tonnes of ore at a grade of 3.54 g/t over the remainder of the month of September with a gold recovery of 96.6%, producing 6,340 ounces of in-circuit gold inventory (nil ounces budgeted). The first pour at the Fekola Mine was achieved on October 7, 2017.

In October 2017, the first full month of ramp up and pre-commercial production, the Fekola mill treated 324,525 tonnes of ore (budgeted – 225,804 tonnes) at an average grade of 3.40 g/t (budgeted – 2.33 g/t) with a gold recovery of 95.4% (budgeted – 90.0%), producing a total of 33,946 ounces of gold in the month (surpassing budget of 15,100 ounces). Mill availability was 75% (budgeted – 50%) and the mill was operating at design throughput (of 607 tonnes per hour) during the latter half of the month. For 2017, the Company is projecting gold production from Fekola to exceed its reforecast production guidance range of between 50,000 and 55,000 ounces (at an expected cash operating cost of $580 to $620 per ounce). 2018 is scheduled to be the first full year of gold production at Fekola, yielding 400,000 to 410,000 ounces for the year at a cash operating cost of approximately $354 per ounce of gold and AISC of $609 per ounce of gold.

In the third quarter of 2017, consolidated cash operating costs were $563 per ounce (Q3 2016 - $491 per ounce), $28 per ounce (or 5%) below budget. The favourable variance against budget reflects higher than budgeted gold production at the Masbate and Otjikoto mines combined with slightly lower production costs at the Masbate and Otjikoto mines. Consolidated AISC in the quarter were $921 per ounce (Q3 2016 - $702 per ounce), $66 per ounce (or 8%) above budget. The increase was mainly a result of higher than budgeted capital expenditures at the Otjikoto Mine due to the timing of the purchase of mobile equipment during the third quarter, which was originally planned for earlier in 2017. However, year-to-date, consolidated AISC remained well below budget.

Consolidated gold production in the first nine months of 2017 was 389,812 ounces (YTD 2016 – 409,772 ounces), 3% (or 11,820 ounces) better than (original) budget and 5% (or 17,372 ounces) better than reforecast production.

Year-to-date, consolidated cash operating costs were $585 per ounce (YTD 2016 - $495 per ounce), $62 per ounce (or 10%) below budget, and consolidated AISC were $927 per ounce (YTD 2016 -  $765 per ounce), $122 per ounce (or 12%) below budget.

For full-year 2017, B2Gold is projecting another year of solid growth with forecast production for the year expected to be at the upper end of the Company's revised guidance range of 530,000 to 570,000 ounces and to be at the lower end of its guidance ranges for cash operating costs (of between $610 to $650 per ounce) and AISC (of between $940 and $970 per ounce). The Company expects continued strong performances from Masbate and Otjikoto, combined with Fekola’s early September 24, 2017, pre-commercial production start, to offset any lower production from La Libertad and El Limon.

Looking forward to 2018, with the planned first full year of production from the Fekola Mine (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase by over 70% and to be between 925,000 and 975,000 ounces. The Fekola Mine is projected to be a large low-cost producer that will result in a significant reduction in the Company’s forecast cash operating costs per ounce and AISC per ounce. The Company’s forecast consolidated cash operating costs per ounce and AISC per ounce are expected to decrease in 2018 (compared to 2017) and be approximately $525 per ounce and $800 per ounce, respectively.

These increased production levels and low costs are expected to dramatically increase B2Gold’s production revenues, cash from operations and cash flow for many years, based on current assumptions (including a gold price assumption of $1,275 per ounce). On average over the next three years, beginning in 2018, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows).

2017 Third Quarter and First Nine Months Financial Results

Consolidated gold revenue in the third quarter of 2017 was $154.1 million on sales of 121,597 ounces at an average price of $1,267 per ounce compared to $193.0 million on sales of 145,029 ounces at an average price of $1,331 per ounce in the third quarter of 2016. The 20% (or $38.9 million) decrease in revenue was mainly attributable to a 16% decrease in gold sales volume, due to lower production and the timing of gold shipments, and a 5% decrease in the average realized gold price. The decrease in sales volumes reflects a 12% decrease in gold production (excluding in-circuit Fekola pre-commercial production ounces). In addition, the timing of gold shipments at several sites impacted the available gold for sale in the third quarter of 2017. These ounces will be sold in the fourth quarter of 2017.

Consolidated gold revenue in the three and nine months ended September 30, 2017, included $15 million and $45 million, respectively, relating to the delivery of gold into the Company’s Prepaid Sales contracts (deferred revenue) associated with the Company’s Prepaid Sales transactions entered into in March 2016. Proceeds from the Prepaid Sales transactions, used to fund the Fekola Mine construction, were originally received in March 2016 and are being recognized in revenue as the underlying Prepaid Sales ounces are delivered into. During the three and nine months ended September 30, 2017, 12,908 ounces and 38,724 ounces, respectively, were delivered under these contracts.

Cash flow provided by operating activities (after non-cash working capital changes) was $41.8 million ($0.04 per share) in the third quarter of 2017 compared to $90.3 million ($0.10 per share) in the third quarter of 2016. The decrease reflected the delivery of 12,908 ounces of gold into the Company’s Prepaid Sales contracts in the quarter (representing $15 million of gold sales revenue for which no cash proceeds were received in the current quarter), lower gold sales revenue (as previously described above) and higher operating costs. In 2018, the Company’s cash flow from operations is expected to increase significantly (relative to 2017) driven by new gold production from the Fekola Mine.

The Company generated net income of $12.4 million ($0.01 per share) in the quarter compared to net income of $35.7 million ($0.04 per share) in the same quarter last year. Adjusted net income (refer to “Non-IFRS Measures”) was $13.9 million ($0.01 per share) in the third quarter of 2017 compared to $48.6 million ($0.05 per share) in the prior-year quarter. The decrease in adjusted net income was mainly attributable to lower gold sales revenue (as previously described above) and higher operating costs.

Consolidated gold revenue for the first nine months of 2017 was $464.7 million on sales of 373,271 ounces at an average price of $1,245 per ounce compared to $502.1 million on sales of 396,757 ounces at an average price of $1,266 per ounce in the first nine months of 2016.

Year-to-date, cash flow from operating activities (after non-cash working capital changes) was $129.4 million ($0.13 per share) compared with $329.5 million ($0.35 per share) in the first nine months of 2016. Included in the prior-year period was $120 million of proceeds received from the Company’s Prepaid Sales transactions in March 2016.

For the nine months ended September 30, 2017, the Company generated net income of $27.1 million ($0.03 per share) compared to net income of $30.5 million ($0.04 per share) in the comparable period of 2016. Adjusted net income for the nine months ended September 30, 2017, was $46.1 million ($0.05 per share) compared to $96.5 million ($0.10 per share) for the nine months ended September 30, 2016. The decrease in adjusted net income was mainly attributable to lower gold sales revenue (as previously described above) and higher operating costs.

Liquidity and Capital Resources

At September 30, 2017, the Company remained in a solid financial position with working capital of $35.2 million including unrestricted cash and cash equivalents of $89.7 million. In addition, the Company had drawn $325 million under its $500 million amended revolving credit facility, leaving an undrawn and available balance at September 30, 2017, of $175 million. At September 30, 2017, the Company also had Euro 36.4 million of undrawn capacity on its Fekola equipment loan facility and $9.1 million of undrawn capacity on its Masbate equipment loan facility.

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2017 was as follows:

Mine	Q3 2017 Gold Production (ounces)	YTD 2017 Gold Production (ounces)	2017 Revised Annual Production Guidance (ounces)	2017 Original Annual Production Guidance (ounces)
Masbate	46,557	149,049	180,000 – 185,000	175,000 – 185,000
Otjikoto	55,151	139,088	170,000 – 180,000	165,000 – 175,000
La Libertad	16,487	67,641	90,000 – 100,000	110,000 – 120,000
El Limon	11,093	27,694	40,000 – 50,000	50,000 – 60,000
Subtotal	129,288	383,472	480,000 – 515,000	500,000 – 540,000
Fekola (pre- commercial)	6,340	6,340	50,000 – 55,000	45,000 – 55,000

B2Gold Consolidated	135,628	389,812	530,000 – 570,000	545,000 – 595,000

Masbate Gold Mine -  Philippines

The Masbate Mine in the Philippines continued to exceed expectations, producing 46,557 ounces of gold in the third quarter of 2017, 20% (or 7,799 ounces) above both (original) budget and reforecast production, and comparable with the prior-year quarter. Gold production exceeded budget and reforecast production due to better than expected throughput and recoveries mainly driven by significantly higher than budgeted oxide ore from the Colorado Pit. As mining advances in the Colorado Pit, the trend of more oxide ore than modelled has continued. The Masbate Mine has continued its outstanding safety performance, achieving two years without a “Lost-Time-Injury” on October 12, 2017.

Mill throughput in the quarter was 1,704,723 tonnes compared to budget of 1,619,060 tonnes and 1,604,176 tonnes in the third quarter of 2016. Mill recoveries averaged 77.4% which was better than budget of 68.9% and 77.2% in the third quarter of 2016. The average grade processed was 1.10 g/t compared to budget of 1.08 g/t and 1.20 g/t in the third quarter of 2016. As expected, grades were higher in the prior-year quarter attributable to the high-grade ore from the Main Vein Stage 1 Pit which is no longer active.

Masbate’s third quarter cash operating costs were $541 per ounce (Q3 2016 - $466 per ounce), significantly below budget by $203 per ounce (or 27%). This favourable variance was mainly the result of higher than expected production and lower than expected production costs (due to cost savings in most areas) and stockpile adjustments. Masbate’s AISC in the third quarter were $717 per ounce (Q3 2016 -  $650 per ounce), significantly below budget by $339 per ounce (or 32%). AISC were below budget as a result of lower cash operating costs and sustaining capital expenditures due to the timing of mobile equipment purchases which were expected in the third quarter of 2017 but are now expected to occur in the fourth quarter of 2017.

Year-to-date, gold production at Masbate was 149,049 ounces (YTD 2016 – 157,591 ounces), significantly above (original) budget by 12% (or 16,043 ounces) and 6% (or 7,799 ounces) more than reforecast production.

Masbate’s cash costs remained significantly below budget in the first nine months of the year with cash operating costs of $527 per ounce (YTD 2016 - $437 per ounce), $161 per ounce (or 23%) below budget, and AISC of $800 per ounce (YTD 2016 - $612 per ounce), $256 per ounce (or 24%) below budget. Compared to the prior-year period, Masbate’s AISC increased, reflecting higher fuel costs as well as its 2017 planned mine fleet replacement and expansion program. However, in 2018, Masbate’s mine equipment purchases are planned to significantly decrease (relative to 2017).

Capital expenditures in the third quarter of 2017 totaled $6.1 million including pre-stripping costs of $1.6 million, mobile equipment costs of $1.2 million and powerhouse upgrade costs of $1.0 million. Year-to-date capital expenditures totaled $36.5 million, consisting mainly of mobile equipment costs of $17.2 million, pre-stripping costs of $6.1 million, powerhouse upgrade costs of $3.4 million and processing plant upgrades of $3.1 million.

For full-year 2017, the Masbate Mine is well on track to meet or exceed the high end of its previously increased production guidance range of between 180,000 to 185,000 ounces of gold (original guidance was 175,000 to 185,000 ounces) while meeting the low end of its guidance range for cash operating costs of between $595 to $635 per ounce and AISC of between $935 and $975 per ounce.

The Masbate operations were recently presented with the DENR’s Saringaya Award for its contribution to environmental protection, conservation, and management in the regions surrounding the Masbate Mine. The Saringaya Award is considered the DENR’s most prestigious regional environmental award.

The Philippine Mining Industry Coordinating Council ("MICC") (the MICC is the oversight committee for the DENR) has voted to rescind the existing Department Administrative Order which bans new open-pit mines (does not apply to current Masbate operations). They have indicated that the order may be lifted provided that mining laws, rules and regulations are strictly enforced.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia produced a quarterly record 55,151 ounces of gold in the third quarter of 2017, 14% (or 6,793 ounces) above both (original) budget and reforecast production, and 16% (or 7,587 ounces) higher than the third quarter of 2016. As mining advances into the consolidated rock in the Wolfshag Phase 1 Pit, the amount of high-grade ore tonnage mined from Wolfshag continues to be significantly higher than modelled. Analysis of the Wolfshag model is ongoing to determine whether this positive variance in the amount of high-grade ore tonnage continues throughout the entire Wolfshag orebody.

The average gold grade processed in the quarter was 1.99 g/t compared to budget of 1.85 g/t and 1.66 g/t in the third quarter of 2016. Grade exceeded budget due to the higher amount of high-grade ore being sourced from Wolfshag which increased the overall average mill feed grade at Otjikoto. Mill throughput for the quarter was 873,516 tonnes compared to budget of 832,784 tonnes and 910,036 tonnes in the third quarter of 2016. Mill recoveries remained high and averaged 98.5%, slightly above both budget and the prior-year quarter.

Otjikoto’s third quarter cash operating costs were $447 per ounce, slightly better than budget. Compared to the prior-year quarter, cash operating costs were $103 per ounce higher as the prior-year quarter had benefited from a weaker Namibian dollar and lower fuel prices. Otjikoto’s AISC in the third quarter were $809 per ounce (Q3 2016 - $474 per ounce), above budget by $160 per ounce. The increase over budget was mainly attributable to the timing of the purchase of mobile equipment during the third quarter which was originally planned for earlier in 2017. However, year-to-date, Otjikoto’s AISC remained significantly below budget.

During the first nine months of 2017, the Otjikoto Mine produced a year-to-date record 139,088 ounces of gold, 16% (or 19,148 ounces) above (original) budget and 5% (or 6,793 ounces) more than reforecast production, and 16% (or 19,649 ounces) higher compared to the same period last year.

Otjikoto’s cash costs were significantly below budget in the first nine months of 2017 with cash operating costs of $459 per ounce (YTD 2016 - $368 per ounce), $101 per ounce (or 18%) below budget, and AISC of $756 per ounce (YTD 2016 - $611 per ounce), $235 per ounce (or 24%) below budget.

Capital expenditures in the third quarter of 2017 totaled $20.9 million consisting of $9.0 million for mining equipment, $4.8 million for installation of a solar power plant, $3.1 million for capitalized equipment rebuilds and $3.0 million for pre-stripping. For the nine months ended September 30, 2017, capital expenditures totaled $36.1 million consisting of $11.9 million for mobile equipment purchases, $9.5 million for pre-stripping, $6.4 million for capital repairs and $4.8 million for installation of the solar power plant. Total capital expenditures for the year are expected to be under budget due to a combination of lower pre-stripping costs and a slight delay in the solar plant construction.

For full-year 2017, the Otjikoto Mine remains well on track to meet or exceed the high end of its previously increased production guidance range of between 170,000 to 180,000 ounces of gold (original guidance was 165,000 to 175,000 ounces) while meeting the low end of its guidance range for cash operating costs of between $480 to $520 per ounce and AISC of between $725 and $765 per ounce.

Geotechnical, hydrogeological and design studies for Wolfshag have been completed. These studies, coupled with an updated resource model, indicate that a larger open pit, which is the Company’s preferred option, have similar positive economics to the underground option. In addition, the Wolfshag resource remains open down-plunge which may be exploitable in the future by underground mining.

La Libertad Gold Mine - Nicaragua

La Libertad Mine in Nicaragua produced 16,487 ounces of gold in the third quarter of 2017 (Q3 2016 – 37,261 ounces), approximately in-line with revised guidance (but lower than originally budgeted as gold production at La Libertad was negatively impacted by permitting delays for new mining areas). Year-to-date, gold production at La Libertad was 67,641 ounces (YTD 2016 – 97,266 ounces), approximately in-line with reforecast but 18,679 ounces lower than (original) budget.

As previously released, the Company has changed its planned sequencing for bringing the Jabali Antenna Pit into the mine plan (originally forecast to enter production in the third quarter of 2017). With strong support from the Nicaraguan government, the Company is now focused on bringing the San Juan and San Diego open pits into production in the second half of 2017 ahead of the Jabali Antenna Pit. In September 2017, the San Juan mining permit was received, and it is anticipated that the San Diego mining permit will also be received by early December (following public consultation). Mining has already commenced in the San Juan Pit and is expected to commence in the San Diego Pit upon receipt of its permit. The Company has also made significant progress in resettlement and permitting activities at the high-grade Jabali Antenna Pit and is expecting to receive its permit in time to start production from the pit in the third quarter of 2018.

La Libertad’s third quarter cash costs, on a per ounce basis, were impacted by the lower than planned production with cash operating costs of $788 per ounce (Q3 2016 - $637 per ounce) and AISC of $1,187 per ounce (Q3 2016 - $788 per ounce), both well above the original budget. Year-to-date, La Libertad’s cash operating costs were $780 per ounce (YTD 2016 - $658 per ounce) and AISC were $1,019 per ounce (YTD 2016 - $913 per ounce).

Total capital expenditures in the third quarter of 2017 were $5.9 million, consisting primarily of $2.7 million in project development costs related to the new San Juan and San Diego open pits and underground development costs of $2.5 million. For the nine months ended September 30, 2017, capital expenditures totaled $18.1 million, consisting primarily of underground development costs of $4.9 million, La Esperanza Tailings Dam expansion of $4.7 million, project development costs of $4.5 million and land acquisitions of $3.1 million.

For full-year 2017, La Libertad’s production is expected to be at the low end of its revised production guidance range of between 90,000 to 100,000 ounces of gold (original guidance was 110,000 to 120,000 ounces) and to be at the upper end of its cash operating costs (of between $795 to $835 per ounce) and AISC (of between $1,075 and $1,115 per ounce) guidance ranges. Inclusion of the newly permitted open pits is expected to increase gold production in the fourth quarter of 2017, resulting in total 2017 production near the lower end of revised guidance. With the permitting of Jabali Antenna (currently scheduled for Q2 2018) gold production for 2018 is expected to reach original 2017 guidance, up to 120,000 ounces. The Company has a successful track record of converting its mineral resources to reserves. Permitting and development of San Juan, San Diego and Jabali Antenna Permits, combined with successful conversion of underground resources to reserves at Mojon and Jabali, have the potential to extend the LoM at La Libertad for an additional two years (past 2018). Mineral resources that are not mineral reserves do not have demonstrated economic viability. In addition, exploration continues at La Libertad for additional open pit or underground mineral targets.

El Limon Gold Mine - Nicaragua

El Limon Mine in Nicaragua produced 11,093 ounces of gold in the third quarter of 2017 (Q3 2016 – 14,185 ounces), in-line with revised guidance and a significant improvement compared to 7,740 ounces produced in the second quarter of 2017. Throughout the year, El Limon’s production had been negatively affected by water pumping issues which had reduced high-grade ore flow from Santa Pancha Underground. However, with the successful rehabilitation of the Santa Pancha 1 dewatering well at the beginning of the third quarter, mine output and production grade are now improving. Year-to-date, gold production at El Limon was 27,694 ounces (YTD 2016 – 35,476 ounces).

During the quarter, four Environmental Impact Assessments (“EIA”) were presented to the Nicaraguan government for approval relating to both open pit and underground mining projects: Mercedes – Aparejo, Veta Nueva, Santa Emilia South and Mercedes South. The EIA for the Mercedes South Pit has been approved and the permit process is now advancing to the public consultation phase. Development of this pit is anticipated to commence in the fourth quarter of 2017 and is expected to provide an open-pit source to complement underground operations for the duration of 2018.

El Limon’s third quarter cash costs, on a per ounce basis, were impacted by the lower than planned production with cash operating costs of $901 per ounce (Q3 2016 - $682 per ounce) and AISC of $1,409 per ounce (Q3 2016 - $1,067 per ounce), both well above budget. Year-to-date, El Limon’s cash operating costs were $1,050 per ounce (YTD 2016 - $725 per ounce) and AISC were $1,599 per ounce (YTD 2016 - $1,101 per ounce).

Capital expenditures in the third quarter of 2017 totaled $4.5 million which consisted mainly of underground development costs for Santa Pancha of $2.3 million, mining development/project costs of $0.7 million and mobile equipment costs of $0.7 million. For the nine months ended September 30, 2017, capital expenditures totaled $11.0 million which consisted mainly of underground development costs for Santa Pancha of $5.9 million, mobile equipment costs of $2.2 million and mining development/project costs of $1.5 million.

The Company anticipates gold production from Santa Pancha 1 to continue to increase and El Limon’s cash operating costs to decrease in the fourth quarter of 2017. For full-year 2017, El Limon’s production is expected to be at the low end of its revised production guidance range of between 40,000 to 50,000 ounces of gold (original guidance was 50,000 to 60,000 ounces) with cash operating costs and AISC expected to be at the high end of guidance (of between $815 to $855 per ounce and between $1,415 and $1,455 per ounce, respectively). In 2018, El Limon’s gold production is expected to return to more normal levels and be between 50,000 and 60,000 ounces.

Ongoing El Limon Exploration and Development

In 2017, El Limon’s exploration budget was increased to $7 million to include 28,600 metres of drilling (over 157 holes) with a focus on El Limon Vein system. The system comprises of the Pozo Bono, Limon Sur, Limon Central, Limon North and Tigra-Chaparral zones, most of which were previously partially mined by both open pit and underground methods. Drilling to date has identified a new large good grade near-surface zone that the Company believes could be exploitable by open-pit mining. This has the potential to significantly extend the current mine life at El Limon and may support an expansion of El Limon’s milling and production capacity. In November 2017, the Company expects to announce the results of its 2017 drill campaign.

In 2017, an initial study was completed regarding the potential re-processing of the old tailings at El Limon. Based on historic mill and drilling records, the tailings contain an estimated 9 million to 11 million tonnes with a potential gold grade of 0.80 g/t to 1.0 g/t. An ongoing drilling program is underway as part of a Feasibility Study which will confirm resources and grades, the optimum grind size, capital costs and final project economics. Based on the initial study completed in 2017, the Company believes that the project has the potential to produce an average of approximately 20,000 to 25,000 ounces of gold and 70,000 to 80,000 ounces of silver per year for approximately 9 to 11 years. The concept is to regrind the old tailings to a much finer grind size, process them through a new CIP plant and place the tailings in a new lined tailings storage facility. The potential quantity and grade included in the initial study is conceptual in nature and there has been insufficient exploration to date to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Fekola Gold Mine – Mali

On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of schedule. Commissioning of the mill is ongoing and is expected to ramp up quickly to achieve commercial production by the end of November 2017, four months ahead of the original schedule. The Fekola mill started processing ore on September 24, 2017, and treated 57,695 tonnes of ore at a grade of 3.54 g/t over the remainder of the month of September with a gold recovery of 96.6%, producing 6,340 ounces of in-circuit gold inventory (nil ounces budgeted). The first pour at the Fekola Mine was achieved on October 7, 2017.

In October 2017, the first full month of ramp up and pre-commercial production, the Fekola mill treated 324,525 tonnes of ore (budgeted – 225,804 tonnes) at an average grade of 3.40 g/t (budgeted – 2.33 g/t) with a gold recovery of 95.4% (budgeted – 90.0%), producing a total of 33,946 ounces of gold in the month (surpassing budget of 15,100 ounces). Mill availability was 75% (budgeted – 50%) and the mill was operating at design throughput (of 607 tonnes per hour) during the latter half of the month. For 2017, the Company is projecting gold production from Fekola to exceed its reforecast production guidance range of between 50,000 and 55,000 ounces (at an expected cash operating cost of $580 to $620 per ounce). 2018 is scheduled to be the first full year of gold production at Fekola, yielding 400,000 to 410,000 ounces for the year at a cash operating cost of approximately $354 per ounce of gold and AISC of $609 per ounce of gold.

Based on the new LoM plan, the Fekola Mine is projected to produce approximately 400,000 ounces of gold annually for the first three years at cash operating costs of $357 per ounce and AISC of $604 per ounce. For the first seven years, the Fekola Mine is projected to produce approximately 374,000 ounces of gold annually with cash operating costs of $391 per ounce and AISC of $643 per ounce. Over the initial ten-year LoM, Fekola is projected to produce an average of 345,000 ounces per annum at cash operating costs of $428 per ounce and AISC of $664 per ounce.

Fekola Project capital expenditures for the three and nine months ended September 30, 2017 totaled $65.3 million and $208.1 million, respectively, versus a total budget of $64.7 million and $210.6 million, respectively. Expenditures for the Fekola Project to date were $579.2 million, including construction costs, Fekola mill expansion, Fadougou relocation, pre-stripping, additional mine fleet purchases and $41 million of preconstruction expenditures. The total Fekola Project costs to date of $579.2 million are approximately $8 million less than the project budget to date of $587.0 million.

Ongoing Fekola Exploration

Based on exploration to date, B2Gold’s exploration team believes there is significant potential to increase the mine life of Fekola through further exploration drilling. The $15 million 2017 exploration drill program is ongoing at the Fekola property and regional area. The drilling is focused on testing the potential extension of the Fekola deposit to the north and the mineralized bedrock zones beneath the Anaconda saprolite resource on the Fekola Project area.

Infill drilling continues on the resources outlined immediately below the Fekola reserve boundary, immediately to the north of the boundary and the near-surface portion of the Kiwi zone (to the north, now part of Fekola). The Company estimates that it could add up to 900,000 ounces of gold, consisting of 720,000 ounces from the existing indicated category and 180,000 from the existing inferred category to the Fekola Mine plan with further infill drilling. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Exploration drilling at Fekola has included step out drilling to the north of the Fekola resource to begin testing the ultimate size potential of the Fekola deposit. Results from these drill programs will be released shortly.

Outlook

In addition to another strong quarter of operating and financial results, B2Gold achieved a major milestone that is transformative for the Company, when it completed construction of the large Fekola Mine, in southwest Mali, in late September 2017. Ore processing commenced on September 24, with the first gold poured on October 7. The mine is now in the commissioning stage, ramping up to full scale, commercial production. The ramp up has gone very well and the Company expects to achieve commercial production by the end of November, four months ahead of the original schedule and one month ahead of the revised schedule.

During ramp up, the mine and mill facilities have performed well, significantly beating budget for ore-grade mill throughput, gold recoveries and gold produced. Including the last few days of September and the full month of October, the Fekola Mine has produced 40,286 ounces of gold, beating the budgeted production of 15,100 ounces by 167% (or 25,186 ounces). The Company previously projected 50,000 to 55,000 ounces of gold production from Fekola, during the ramp up from October to year-end 2017.

Based on the mine’s strong operating performance to date, the Company now expects to exceed the upper level of Fekola’s production guidance for the fourth quarter.

In 2018, the first full year of Fekola production, the Company is projecting approximately 400,000 to 410,000 ounces of gold from the Fekola Mine with low projected cash operating costs and AISC of approximately $354 per ounce and $609 per ounce, respectively. This additional gold production for B2Gold increases projected consolidated 2018 production to between 925,000 to 975,000 ounces with consolidated projected cash operating costs and AISC of approximately $525 and $800 per ounce of gold respectively.

These impressive production levels and low costs will dramatically increase B2Gold’s production revenues, cash from operations and cash flow for many years, based on current assumptions (including a gold price assumption of $1,275 per ounce). On average over the next three years, beginning in 2018, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows).

Looking forward, the Company will remain focused on continuing its impressive performance from existing mines while maintaining the priorities of safety, environmental management and efficient responsible mining. In addition, B2Gold will continue with its successful strategy of growing as a profitable gold producer through the exploration and development of existing projects, and the potential acquisition of accretive development stage projects or producing mines.

For the foreseeable future, the Company’s strategy will be to focus on the Fekola Mine, ramp up to full production, aggressive exploration to determine the ultimate size of the Fekola deposit, test other exploration targets in the Fekola area, and exploration and development studies at its other mines and identified targets. Positive results from the aggressive 2017 exploration drilling programs at Fekola will be released shortly.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 530,000 and 570,000 ounces (including estimated pre-commercial production from the new Fekola Mine of between 50,000 and 55,000 ounces). In 2018, production is forecast to increase significantly to between 925,000 and 975,000 ounces with the inclusion of the anticipated first full year of commercial production at Fekola.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the exploration information contained in this news release.

John Rajala, Vice President of Metallurgy of B2Gold, a qualified person under NI 43-101, has approved the El Limon development information contained in this news release.

Third Quarter 2017 Financial Results - Conference Call Details

B2Gold Corp. will release its third quarter 2017 financial results before the North American markets open on Wednesday, November 8, 2017.

B2Gold executives will host a conference call to discuss the results on Wednesday, November 8, 2017, at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at +1 (647) 788-4919 (local or international) or toll free at +1 (877) 291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/21171. A playback version of the call will be available for one week after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 1308311).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates, forecasts, expectations and other statements regarding future financial and operational performance, events, production, including consolidated and project-specific projections of gold production in 2017 and 2018, gold sales and revenue, future metal prices, costs, including projected consolidated cash operating costs and all-in sustaining costs, payments, capital expenditures, mobile equipment purchases, acquisitions, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows, growth, production estimates and guidance, LoM estimates, projected increases in annual production and cash flows and decreases of consolidated cash operating costs and all-in sustaining costs in 2018; the projections included in existing technical reports, economic analyses and feasibility studies; anticipated or potential new technical reports pre-feasibility and feasibility studies, including the potential findings and conclusions thereof; statements regarding anticipated exploration, development, construction, production, permitting, expenditures, budgets and other activities and achievements of the Company, including but not limited to: the expectation that increased production levels and low costs would increase production revenues, cash from operations and cash flow for many years; timing of commercial production at the Fekola Mine; Fekola Mine being a low-cost producer and its anticipated effect on the Company’s gold production and per ounce costs; estimates, assumptions and forecasts included in the Fekola Mine’s new LoM plan; the potential to increase LoM at Fekola through further exploration drilling and timing of announcement of drill results; potential for underground mining at Wolfshag; the final outcome of MICC’s recommendation to lift current ban on new open-pit mining projects; development of San Juan, receipt of San Diego and Jabali Antenna Permits and the completion of resettlement activities at Jabali Antenna, conversion of underground resources to reserves at Mojon and Jabali and the potential to extend the LoM at La Libertad; development of the Mercedes South Pit at El Limon Mine and expected provision of open-pit source to complement underground operations; the announcement of drill results and a new inferred resource for El Limon and the potential to extend the LoM and to expand El Limon’s milling and production capacity; continued exploration at its mines and other identified targets; and the availability of capital. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to the Company’s Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs”,“all-in sustaining costs” (or “AISC”) and “adjusted net income”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016

Gold revenue	$154,109	$193,049	$464,687	$502,104

Cost of sales
Production costs	(72,777)	(69,942)	(220,622)	(197,732)
Depreciation and depletion	(37,551)	(44,234)	(118,946)	(117,485)
Royalties and production taxes	(6,539)	(7,840)	(17,954)	(19,261)
Total cost of sales	(116,867)	(122,016)	(357,522)	(334,478)

Gross profit	37,242	71,033	107,165	167,626

General and administrative	(8,485)	(8,137)	(25,229)	(23,799)
Share-based payments	(3,938)	(3,963)	(13,252)	(11,435)
Gain on sale of Lynn Lake royalty	—	—	6,593	—
Write-down of mineral property interests	(2,046)	(9,749)	(3,485)	(13,616)
Provision for non-recoverable input taxes	208	(479)	(1,340)	(1,508)
Foreign exchange losses	(1,472)	(105)	(2,880)	(1,890)
Other	(259)	(714)	(1,543)	(4,298)
Operating income	21,250	47,886	66,029	111,080

Unrealized gain (loss) on fair value of convertible notes	8,046	(9,276)	(3,932)	(52,669)
Community relations	(1,658)	(677)	(4,329)	(2,522)
Interest and financing expense	(2,140)	(2,293)	(7,411)	(8,225)
Realized losses on derivative instruments	(1,344)	(3,264)	(2,684)	(12,511)
Unrealized gains (losses) on derivative instruments	2,454	12,532	(16)	2,432
Write-down of long-term investments	(157)	(3)	(1,613)	(185)
Other	(1,230)	(83)	(1,421)	(1,408)
Income before taxes	25,221	44,822	44,623	35,992

Current income tax, withholding and other taxes expense	(6,975)	(6,664)	(14,233)	(14,999)
Deferred income tax (expense) recovery	(5,853)	(2,480)	(3,290)	9,530
Net income for the period	$12,393	$35,678	$27,100	$30,523

Attributable to:
Shareholders of the Company	$11,443	$34,923	$26,973	$32,910
Non-controlling interests	950	755	127	(2,387)
Net income for the period	$12,393	$35,678	$27,100	$30,523

Earnings per share
(attributable to shareholders of the Company)
Basic	$0.01	$0.04	$0.03	$0.04
Diluted	$0.00	$0.04	$0.03	$0.03

Weighted average number of common shares outstanding (in thousands)
Basic	978,680	948,305	975,246	935,276
Diluted	1,058,345	970,994	990,946	947,707

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Operating activities
Net income for the period	$12,393	$35,678	$27,100	$30,523
Mine restoration provisions settled	(231)	(24)	(255)	(122)
Non-cash charges, net	27,377	57,434	101,378	190,044
Changes in non-cash working capital	2,511	(6,879)	(22,814)	(10,601)
Proceeds from prepaid sales	—	—	30,000	120,000
Changes in long-term value added tax receivables	(278)	4,107	(6,015)	(371)
Cash provided by operating activities	41,772	90,316	129,394	329,473

Financing activities
Credit facility, drawdowns net of transaction costs	70,699	—	120,341	50,000
Repayment of credit facility	—	(25,000)	—	(125,000)
Otjikoto equipment loan facility, drawdowns net of transaction costs	6,085	—	6,085	11,043
Repayment of Otjikoto equipment loan facility	(2,579)	—	(7,117)	(3,823)
Fekola equipment loan facility, drawdowns net of transaction costs	—	—	37,132	—
Repayment of Fekola equipment loan facility	—	—	(1,997)	—
Masbate equipment loan facility, drawdowns net of transaction costs	8,114	—	8,114	—
Repayment of Nicaraguan equipment loans	(416)	(423)	(1,135)	(1,355)
Interest and commitment fees paid	(1,485)	(2,301)	(11,033)	(12,101)
Common shares issued for cash on exercise of stock options	1,869	30,234	25,068	37,029
Common shares issued under At-The-Market offering, net of issuance costs	—	24,963	—	24,963
Restricted cash movement	(849)	(203)	(6,948)	(1,372)
Cash provided (used) by financing activities	81,438	27,270	168,510	(20,616)

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(20,881)	(7,523)	(36,088)	(33,849)
Masbate Mine, development and sustaining capital	(6,114)	(4,911)	(36,480)	(22,261)
Libertad Mine, development and sustaining capital	(5,868)	(2,287)	(18,137)	(13,987)
Limon Mine, development and sustaining capital	(4,541)	(2,328)	(10,976)	(5,289)
Fekola Project, development	(65,318)	(64,180)	(208,109)	(161,619)
Gramalote Project, prefeasibility and exploration	(3,512)	(1,990)	(8,692)	(4,806)
Other exploration and development	(14,942)	(10,539)	(40,615)	(23,372)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs	—	—	6,593	—
Purchase of non-controlling interest	—	—	—	(6,000)
Other	(84)	168	(201)	807
Cash used by investing activities	(121,260)	(93,590)	(352,705)	(270,376)

Increase (decrease) in cash and cash equivalents	1,950	23,996	(54,801)	38,481

Effect of exchange rate changes on cash and cash equivalents	(434)	(40)	(161)	134
Cash and cash equivalents, beginning of period	88,193	99,802	144,671	85,143
Cash and cash equivalents, end of period	$89,709	$123,758	$89,709	$123,758

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30,	As at December 31,
	2017	2016
Assets
Current
Cash and cash equivalents	$89,709	$144,671
Accounts receivable, prepaids and other	14,563	10,723
Value-added and other tax receivables	19,925	16,984
Inventories	118,088	104,691
	242,285	277,069
Long-term investments	8,950	10,028
Value-added tax receivables	22,698	18,024
Mining interests
Owned by subsidiaries	2,208,960	1,950,356
Investments in joint ventures	61,671	53,724
Other assets	34,635	26,934
	$2,579,199	$2,336,135
Liabilities
Current
Accounts payable and accrued liabilities	$93,433	$81,722
Current taxes payable	11,724	13,180
Current portion of long-term debt	27,287	13,935
Current portion of derivative instruments at fair value	7,682	3,466
Current portion of prepaid sales	60,000	57,450
Other current liabilities	6,961	6,288
	207,087	176,041
Derivative instruments at fair value	2,348	6,439
Long-term debt	634,418	472,845
Prepaid sales	45,000	62,550
Mine restoration provisions	82,305	81,162
Deferred income taxes	77,432	74,072
Employee benefits obligation	7,702	7,860
Other long-term liabilities	423	602
	1,056,715	881,571
Equity
Shareholders’ equity
Share capital
Issued: 979,174,457 common shares (Dec 31, 2016 – 964,892,433)	2,192,696	2,151,993
Contributed surplus	55,843	56,191
Accumulated other comprehensive loss	(94,970)	(95,435)
Deficit	(640,787)	(667,760)
	1,512,782	1,444,989
Non-controlling interests	9,702	9,575
	1,522,484	1,454,564
	$2,579,199	$2,336,135